EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(dollar amounts in thousands)	2013	2012	2013	2012
Pretax income before adjustment for income from unconsolidated subsidiaries	$26,690	$10,635	$41,782	$28,768
Add:
Fixed charges	5,142	7,932	10,455	15,524
Dividends received	326	2,021	326	2,021
Adjusted pretax income	$32,158	$20,588	$52,563	$46,313
Fixed charges:
Interest expense	$2,575	$5,579	$5,434	$11,059
Estimate of interest within rental expense	2,567	2,353	5,021	4,465
Total fixed charges	$5,142	$7,932	$10,455	$15,524
Ratio of earnings to fixed charges	6.3	2.6	5.0	3.0